Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-162806

November 19, 2009

7 Days Group Holdings Limited

7 Days Group Holdings Limited, or our company, has filed a registration statement on Form F-1 (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents our company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: J.P. Morgan (1-866-803-9204 (for prospectus) or 1-866-430-0686 (for free writing prospectus only)) or Citi (1-800-831-9146) (calling these numbers is not toll free outside the United States). You may also access our company’s most recent prospectus dated November 19, 2009, which is included in Amendment No. 3 to our company’s registration statement on Form F-1, as filed with the SEC via EDGAR on November 19, 2009, or Amendment No.  3, by visiting EDGAR on the SEC website at http://idea.sec.gov/Archives/edgar/data/1434220/000119312509238421/df1a.htm.

The following information supplements and updates the information contained in our company’s preliminary prospectus dated November 16, 2009. All references to page numbers are to page numbers in Amendment No. 3.

Prospectus summary; Related party transactions;

Description of share capital

(1) The following disclosure is added (a) after the last paragraph on page 10 in “Prospectus summary,” (b) after the fourth full paragraph on page 152 in “Related party transactions” and (c) after the last full paragraph on page 167 in “Description of share capital”:

We are in discussions with one of the warrant holders regarding the manner in which we calculate the maximum number of ordinary shares issuable upon exercise of the warrants. This warrant holder’s calculation would result in our issuing an aggregate of approximately 614,000 additional ordinary shares to the three warrant holders, with an aggregate value of approximately US$2.0 million based on the midpoint of the estimated public offering price range on a per ordinary share basis. Therefore, this warrant holder’s calculation would result in our issuing an aggregate of approximately 8.6 million ordinary shares upon the exercise of all outstanding ordinary share purchase warrants, with an aggregate value of approximately US$28.7 million based on the midpoint of the estimated public offering price range on a per ordinary share basis. We continue to maintain that our calculation of the maximum number of ordinary shares issuable upon exercise of the warrants is correct.

Capitalization; Principal shareholders

(2) The following disclosure is added (a) at the end of footnote (3) on page 52 in “Capitalization” and (b) after the first full paragraph on page 149 in “Principal shareholders”:

We are in discussions with one of the warrant holders regarding the manner in which we calculate the maximum number of ordinary shares issuable upon exercise of the warrants. This warrant holder’s calculation would result in our issuing an aggregate of approximately 614,000 additional ordinary shares to the three warrant holders. Therefore, this warrant holder’s calculation would result in our issuing an aggregate of approximately 8.6 million ordinary shares upon the exercise of all outstanding ordinary share purchase warrants, with an aggregate value of approximately US$28.7 million based on the midpoint of the estimated public offering price range on a per ordinary share basis. We continue to maintain that our calculation of the maximum number of ordinary shares issuable upon exercise of the warrants is correct. Accordingly, the impact of issuing these additional ordinary shares is not reflected in the above table.

Dilution

(3)	The following disclosure is added before the first full paragraph on page 54 in “Dilution”:

We are in discussions with one of the warrant holders regarding the manner in which we calculate the maximum number of ordinary shares issuable upon exercise of the warrants. This warrant holder’s calculation would result in our issuing an aggregate of approximately 614,000 additional ordinary shares to the three warrant holders, with an aggregate value of approximately US$2.0 million based on the midpoint of the estimated public offering price range. Therefore, this warrant holder’s calculation would result in our issuing an aggregate of approximately 8.6 million ordinary shares upon the exercise of all outstanding ordinary share purchase warrants, with an aggregate value of approximately US$28.7 million based on the midpoint of the estimated public offering price range on a per ordinary share basis. We continue to maintain that our calculation of the maximum number of ordinary shares issuable upon exercise of the warrants is correct. Accordingly, the impact of issuing these additional ordinary shares is not reflected in the table above or the table below.

Management’s discussion and analysis of financial condition and results of operations

(4)	The following disclosure is added after the first full paragraph in the section “Management’s discussion and analysis of financial condition and results of operations—Charge for change in fair value of warrants” on page 71:

We are in discussions with one of the warrant holders regarding the manner in which we calculate the maximum number of ordinary shares issuable upon exercise of the warrants. This warrant holder’s calculation would result in our issuing an aggregate of approximately 614,000 additional ordinary shares to the three warrant holders, with an aggregate nominal value of approximately US$2.0 million based on the midpoint of the estimated public offering price range on a per ordinary share basis. Therefore, this warrant holder’s calculation would result in our issuing an aggregate of approximately 8.6 million ordinary shares upon the exercise of all outstanding ordinary share purchase warrants with an aggregate value of approximately US$28.7 million based on the midpoint of the estimated public offering price range on a per ordinary share basis. We continue to maintain that our calculation of the maximum number of ordinary shares issuable upon exercise of the warrants is correct. We expect the additional charge for change in fair value of warrants through earnings to increase by approximately RMB10.2 million (US$1.5 million) to approximately RMB80.1 million (US$11.7 million) under this warrant holder’s calculation.